JONES & HALEY, P.C. ATTORNEYS AT LAW 750 HAMMOND DRIVE BUILDING 12, SUITE 100 ATLANTA, GEORGIA 30328
Richard W. Jones	www.corplaw.net	Telephone 770-804-0500
email: jones@corplaw.net		Facsimile 770-804-8004

July 25, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn: Kate Beukenkamp and Erin Jaskot

Re:	flooidCX Corp. (the "Company") Preliminary Information Statement on Schedule 14C
Filed February 23, 2024 File No. 000-55965] [J&H File No. 3957-0000]

Ladies & Gentlemen:

By letter dated July 16, 2024, the Commission submitted its most recent comment letter (the "Third Comment Letter") related to our June 20, 2024 filing. This correspondence contains the Company’s responses to the Staff’s Third Comment Letter and is keyed to your numbered comments. This letter will be filed as correspondence under the EDGAR system.

Revised Preliminary Information Statement on Schedule 14C filed June 21, 2024

General

1. You have asked that the Company file its cross license agreement granting the Company the right to use certain portions of the "Direct Energy System", as more specifically described in our June 20, 2024 letter. Accordingly, we have filed Form 8-K on this date, which contains a copy of the cross license agreement as an exhibit.

If you need anything further or have any further questions or comments, please contact me at the telephone number noted above.

Sincerely, JONES & HALEY, P.C., For the Firm

By:	/s/ Richard W. Jones
Richard W. Jones

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